Enterprise Products Partners L.P.
1100 Louisiana, 10th Floor
Houston, Texas  77002

March 24, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Amendment Withdrawal Request

Enterprise Products Partners L.P.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-3 (Registration No. 333-136534)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Enterprise Products Partners L.P. (the “Registrant”) hereby applies to the Securities Exchange Commission for consent to withdraw its Post-Effective Amendment No. 1 to its Registration Statement on Form S-3 (Registration No. 333-136534) (the “Amendment”), filed with the Securities and Exchange Commission on February 27, 2009.

The Registrant is requesting the withdrawal of the Amendment because the Amendment was erroneously miscoded as EDGAR submission type S-3/A, rather than its appropriate submission type of POSASR.  As such, the Registrant is hereby requesting the withdrawal of the miscoded Amendment and refiling a properly labeled amendment.  No securities have been sold pursuant to the Amendment.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Amendment be issued by the Securities and Exchange Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Amendment to the attention of Richard H. Bachmann, General Counsel, at P.O. Box 4324, Houston, Texas 77210-4324.

If you have questions regarding the foregoing application for withdrawal, please contact David Buck at Andrews Kurth LLP, outside counsel to the Registrant, at (713) 220-4301.

Sincerely,

ENTERPRISE PRODUCTS PARTNERS L.P.
(A Delaware Limited Partnership)

By: Enterprise Products GP, LLC, as General Partner

By:	/s/ Michael A. Creel
Name:	Michael A. Creel
Title:	Chief Executive Officer